X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2007 OCT 15 P 4:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DELIVERED BY MAIL

07027119

September 25, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents filed for X-Cal Resources Ltd:

- News Release dated September 25, 2007
- Material Change Report dated September 25, 2007

Sincerely,

X-CAL RESOURCES LTD.

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

Sharon MacLellan

cws/encl

10/15

X-Cal Resources Ltd.

TSX/XCL **September 25, 2007**

News Release

X-CAL AGM VOTING RESULTS NEAR-TERM and PRIMARY GOALS

The Annual Meeting of the Shareholders was held in Toronto this week.

The Board of Directors was re-elected and all resolutions were passed, as proposed by management. The approval rating was more than 97% of votes cast, with 53,264,865 shares voted out of 125,163,826 that are in issue.

A name change to X-CAL GOLD LTD was approved.

X-CAL's President, Shawn Kennedy, gave a presentation outlining progress at Sleeper.

Shareholders are encouraged to review the new Annual Report and recent press releases for "important graphics, text and assays" at www.x-cal.com.

The North West Target, West Wood and the favorable area between NW & West Wood require drilling. Current plans are for one RC Drill and one Core Drill to begin this work, as soon as the Facilities Area drilling is completed.

Assay charts and graphics in the Annual Report illustrate why these areas merit drilling. Highlight intercepts such as "209 ft. of 0.311 oz per ton AU" and "110 ft of 0.633 oz per ton AU" are contained in the 2007 Annual Report.

Current definition drilling of the Facilities Area and the Heap Leach Pads is a "near-term" project goal.

When independent figures for both the "Facilities North Area" and the "Heap Pads" are achieved, the next engineering step will be to evaluate the potential for a new heap leach operation at Sleeper that combines the materials from these areas.

Definition drilling of the Facilities North Area is ongoing and scheduled to be completed in October. Drill data from this area will then be submitted to Mine Development Associates in Reno for independent calculation.

Column testing of material from the Heap Leach Pads is underway. A 40 hole sonic drill program is scheduled to begin in October to provide additional material from the Heap Leach Pads for testing by Kappes, Cassiday & Associates of Reno, Nevada.

The Sleeper Gold Project is a district scale property with a high-grade history and well-documented exploration potential. Historic operations milled very high-grade material and were accompanied by an inefficient heap leach operation. Establishing a basis for new operations and addressing the exploration potential are "primary goals".

A comprehensive set of images entitled "Evolution of the Sleeper Gold Property" has been posted to www.x-cal.com.

The images are part of a presentation, which will be made by Robert Thomason, *M.Sc.*, to fellow professionals at the Arizona Geologic Symposium this week. The presentation documents: Several Types of Gold Mineralization, Exploration Targets and the Evolution of the Sleeper Project.

Recently recognized strata/horizons should improve the modeling of existing mineralization and exploration targeting at Sleeper and are pictured in the compilation.

Robert Thomason's "Evolution of the Sleeper Gold Property" also contains some of the data that was reviewed by Dr. Richard Sillitoe, prior to writing his paper on Sleeper's potential.

Dr. Sillitoe's paper "Exploration Potential of the Sleeper Gold Project, Nevada" can be found at www.x-cal.com.

The Sleeper Gold District merits a major drill program.

The Board of Directors thanks the Exploration Team, Office Staff and Contractors for their combined contribution and dedication. Key members of the exploration team are pictured in the Annual Report.

X-Cal also has two Cortez Area properties and one early stage project in the Spring Valley Area of Nevada.

The company will have to finance to achieve the goals described in this release and is dependent on share issue to do so.

Shareholders are encouraged to review the documents mentioned in this release and the NI-43-101 Technical Reports.

The strong voter turnout is appreciated.

The contents of this release have been reviewed by Robert Thomason, *M.Sc.,* and Larry Kornze, *P.Eng.*, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

September 25, 2007

3. **Press Release**

A Press release was disseminated on September 25, 2007.

4. **Summary of Material Change**

The Annual Meeting of the Shareholders was held in Toronto this week. The Board of Directors was re-elected and all resolutions were passed, as proposed by management. A name change to X-CAL GOLD LTD was approved. The approval rating was more than 97% of votes cast, with 53,264,865 shares voted out of 125,163,826 that are in issue. X-CAL's President, Shawn Kennedy, gave a presentation outlining progress at Sleeper. Current definition drilling of the Facilities Area and the Heap Leach Pads is a "near-term" project goal. Definition drilling of the Facilities North Area is ongoing and scheduled to be completed in October. Drill data from this area will then be submitted to Mine Development Associates in Reno for independent calculation. Column testing of material from the Heap Leach Pads is underway. A 40 hole sonic drill program is scheduled to begin in October to provide additional material from the Heap Leach Pads for testing by Kappes, Cassiday & Associates of Reno, Nevada. The Sleeper Gold Project is a district scale property with a high-grade history and well-documented exploration potential. Historic operations milled very high-grade material and were accompanied by an inefficient heap leach operation. Establishing a basis for new operations and addressing the exploration potential are "primary goals".

5. **Full Description of Material Change**
See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**
N/A

7. **Omitted Information**
No information has been intentionally omitted from this form.

8. **Senior Officers**
The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on September 25, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL | **News Release** | **September 25, 2007**

X-CAL AGM VOTING RESULTS
NEAR-TERM and PRIMARY GOALS

The Annual Meeting of the Shareholders was held in Toronto this week.

The Board of Directors was re-elected and all resolutions were passed, as proposed by management. The approval rating was more than 97% of votes cast, with 53,264,865 shares voted out of 125,163,826 that are in issue.

A name change to X-CAL GOLD LTD was approved.

X-CAL's President, Shawn Kennedy, gave a presentation outlining progress at Sleeper.

Shareholders are encouraged to review the new Annual Report and recent press releases for "important graphics, text and assays" at www.x-cal.com.

The North West Target, West Wood and the favorable area between NW & West Wood require drilling. Current plans are for one RC Drill and one Core Drill to begin this work, as soon as the Facilities Area drilling is completed.

Assay charts and graphics in the Annual Report illustrate why these areas merit drilling. Highlight intercepts such as "209 ft. of 0.311 oz per ton AU" and "110 ft of 0.633 oz per ton AU" are contained in the 2007 Annual Report.

Current definition drilling of the Facilities Area and the Heap Leach Pads is a "near-term" project goal.

When independent figures for both the "Facilities North Area" and the "Heap Pads" are achieved, the next engineering step will be to evaluate the potential for a new heap leach operation at Sleeper that combines the materials from these areas.

Definition drilling of the Facilities North Area is ongoing and scheduled to be completed in October. Drill data from this area will then be submitted to Mine Development Associates in Reno for independent calculation.

Column testing of material from the Heap Leach Pads is underway. A 40 hole sonic drill program is scheduled to begin in October to provide additional material from the Heap Leach Pads for testing by Kappes, Cassiday & Associates of Reno, Nevada.

The Sleeper Gold Project is a district scale property with a high-grade history and well-documented exploration potential. Historic operations milled very high-grade material and were accompanied by an inefficient heap leach operation.
Establishing a basis for new operations and addressing the exploration potential are "primary goals".

A comprehensive set of images entitled "Evolution of the Sleeper Gold Property" has been posted to www.x-cal.com.

The images are part of a presentation, which will be made by Robert Thomason, *M.Sc.*, to fellow professionals at the Arizona Geologic Symposium this week. The presentation documents: Several Types of Gold Mineralization, Exploration Targets and the Evolution of the Sleeper Project.

Recently recognized strata/horizons should improve the modeling of existing mineralization and exploration targeting at Sleeper and are pictured in the compilation.

Robert Thomason's "Evolution of the Sleeper Gold Property" also contains some of the data that was reviewed by Dr. Richard Sillitoe, prior to writing his paper on Sleeper's potential.

Dr. Sillitoe's paper "Exploration Potential of the Sleeper Gold Project, Nevada" can be found at www.x-cal.com.

The Sleeper Gold District merits a major drill program.

The Board of Directors thanks the Exploration Team, Office Staff and Contractors for their combined contribution and dedication. Key members of the exploration team are pictured in the Annual Report.

X-Cal also has two Cortez Area properties and one early stage project in the Spring Valley Area of Nevada.

The company will have to finance to achieve the goals described in this release and is dependent on share issue to do so.

Shareholders are encouraged to review the documents mentioned in this release and the NI-43-101 Technical Reports.

The strong voter turnout is appreciated.

The contents of this release have been reviewed by Robert Thomason, *M.Sc.*, and Larry Kornze, *P.Eng.*, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END